Exhibit 99.1

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, E.T., December 2, 2024 NANO DIMENSION LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on December 2, 2024) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Nano Dimension Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on October 22, 2024 at the Annual General Meeting of the Shareholders of Nano Dimension Ltd. to be held on December 6, 2024 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. https://www.protectingnanovalue.com/resources/proxy - statement/ NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. The Board of Directors recommends that you vote in favor of proposals 1, 2a, 2b, 3, and 4 and against proposals 2c, 2d, and 5, which are described in the Proxy Statement. Nano Dimension Ltd. Annual General Meeting of Shareholders For Shareholders of record as of October 22, 2024 Friday, December 6, 2024 2:00 PM, Local Time P.O. BOX 8016, CARY, NC 27512 - 9903 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Y our vot e matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Nano Dimension Ltd. Annual General Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL		YOUR VOTE		
		FOR	AGAINST	ABSTAIN
1.	To approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company's independent auditor firm until the next annual general meeting of the shareholders, and to authorize the Company's Board of Directors to determine their compensation until the next annual general meeting of shareholders.	☐	☐	☐
2A.	To approve the re-election of Mr. Yoav Stern to serve on the Company's Board of Directors as Class I director for a three-year term until the Company's 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier.	☐	☐	☐
2B.	To approve the re-election of 4-star General (ret.) Michael X. Garrett to serve on the Company's Board of Directors as a Class I director for a three-year term until the Company's 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier.	☐	☐	☐
2C.	To approve the election of Mr. Robert (Bob) Pons to serve on the Company's Board of Directors as a Class I director for a three-year term until the Company's 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier.	☐	☐	☐
2D.	To approve the election of Mr. Ofir Baharav to serve on the Company's Board of Directors as a Class I director for a three-year term until the Company's 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier.	☐	☐	☐
3.	To approve an annual cash retainer and equity-based compensation for all of the Company's non-executive directors, and to approve an amendment of the Company's Compensation Policy accordingly, as set forth in the Proxy Statement.	☐	☐	☐
4.	To approve the compensation terms of the Company's Chief Executive Officer, Mr. Yoav Stern, as set forth in the Proxy Statement.	☐	☐	☐
	PLEASE NOTE! That by signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Companies Law and specified above), and that you have no personal interest (as defined in the Companies Law and specified above) in the approval of items 3 and 4 on the agenda of the 2024 annual general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Dotan Bar-Natan, the Company's General Counsel, at +972-545-651174 or via email: dotan.bar-natan@nano-di.com.			
5.	To amend article 39 of the Company's Amended and Restated Articles of Association, as set forth in the Proxy Statement.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____________ Date ____________

Signature (if held jointly) ____________ Date ____________